FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated April 9, 2008

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
 Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

This Report on Form 6-K contains a table showing the unaudited consolidated capitalization of AB Svensk Exportkredit (SEK) as at December 31, 2007.

SEK hereby incorporates this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by SEK with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at December 31, 2007.  This table should be read in conjunction with the audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2007.

(in Skr millions)
Senior debt:
Long-term	183,416.6
Short-term	86,035.8
Total senior debt (1), (2)	269,452.4

Subordinated debt:
Long-term	3,039.9
Short-term	—
Total subordinated debt (1)	3,039.9

Equity:
Share capital (3) (990,000) shares issued and paid-up, par value skr 1,000 made up of 640,000 Class A shares and 350,000 Class B shares)	990.0
Fair value reserves	(168.5)
Retained earnings	3,322.0
Net profit for the year	353.0

Total	4,496.5
Total capitalization	276,988.8

(1)	At December 31, 2007, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at December 31, 2007.

(2)	Unguaranteed and unsecured

(3)	In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 700 million nor more than Skr 2,800 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since December 31, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 9, 2008

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President